[redacted]

SECT 08031264 ISSION

Securities and Exchange Commission
RECEIVED
APR 11 2008
Office of Compliance Inspections and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, Seventh Floor
(No. and Street)

Columbus (City) Ohio (State) 43287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul C. Balster (614)480-4563
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

155 East Broad Street (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

PROCESSED
APR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul C. Balster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

Susan M. Davala
Notary Public, State of Ohio
My Commission Expires 04-15-2012

Notary Public

Signature

Assistant Vice President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Huntington Investment Company

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

Statement of Financial Condition as of December 31, 2007, Supplemental Report on Internal Control, and Independent Auditors' Report

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT
SEC File Number 8-34867

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE — December 31, 2007

The Huntington Investment Company
(Name of Respondent)

41 South High Street, Columbus, Ohio 43287
(Address of Principal Executive Officer)

Raymond T. Klosz
The Huntington Investment Company
41 South High Street
Columbus, Ohio 43287
Name and Address of Person Authorized to Receive Notices and Communications from the Securities and Exchange Commission

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
The Huntington Investment Company
Columbus, OH

We have audited the accompanying statement of financial condition of The Huntington Investment Company (the "Company"), a wholly owned subsidiary of Huntington Bancshares Incorporated, as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Huntington Investment Company at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2008

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 1,752,872
Cash segregated for regulatory purposes	322,626
Securities owned — at fair value	40,473,395
Deposit with clearing broker-dealer	50,000
Receivables from brokers, dealers, and others	4,256,640
Other assets	2,946,702
TOTAL	$49,802,235

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliate	$ 9,991,419
Payable to brokers or dealers	1,956,745
Securities sold — not yet purchased — at fair value	610,890
Accrued expenses and other liabilities	4,586,858
Total liabilities	17,145,912
STOCKHOLDER'S EQUITY:	
Common stock without par value — authorized, 750 shares; issued and outstanding, 625 shares	2,543,098
Retained earnings	30,113,225
Total stockholder's equity	32,656,323
TOTAL	$49,802,235

See notes to statement of financial condition.

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — The Huntington Investment Company (HIC) is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HIC is primarily engaged in the retail investments business and is registered with the U.S. Securities and Exchange Commission (SEC or the "Commission") as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the Financial Industry Regulatory Authority and is a member of the Securities Investor Protection Corporation. HIC is also a SEC Registered Investment Adviser. Other services offered by HIC include institutional sales and trading of securities, public finance, and investment banking.

HIC does not hold customer funds or securities. National Financial Services Corporation (NFS) clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

Basis of Presentation — The accompanying statement of financial condition includes the accounts of HIC and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions and Revenue Recognition — HIC's security transactions and related commission revenue and clearing expenses are recorded on a trade-date basis, while customer security transactions are recorded on settlement date.

Revenues received for promoting and distributing mutual funds are generally based on average daily net asset balance or average daily fund sales.

HIC guarantees the collection of all margin account balances held by NFS for the benefit of its customers. HIC is responsible for payment to NFS for any loss, liability, damage, cost, or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by NFS as of December 31, 2007, was $2.3 million. In the event of any customer default, HIC has rights to the underlying collateral provided. Considering the existence of sufficient underlying collateral and the negligible credit losses, HIC has no material exposure under the margin account guarantees and, therefore, has no recorded loss reserve.

Fair Value of Financial Instruments — HIC's financial instruments, such as securities owned, receivables from brokers, dealers, and others, securities sold — not yet purchased, and payable to affiliate are carried at fair value or contracted amounts approximating fair value. Fair value is generally based upon market prices or amounts that approximate quoted values for securities of comparable quality, maturity, and interest rate. The unrealized gains and losses are included in revenues.

Share-Based Compensation — Certain employees of HIC participate in the HBI share-based compensation plans. On January 1, 2006, HIC adopted the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), *Share-Based Payment*, for awards to HIC employees in the HBI share-based compensation plans. Prior to January 1, 2006, HIC had accounted for share-based compensation plans under the intrinsic value method promulgated by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. In accordance with APB No. 25, compensation expense for employee stock options was generally not recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.

HIC adopted FASB Statement No. 123(R) using the modified prospective application method, whereby compensation expense is recognized during the year ended December 31, 2007, for all unvested stock options based on the grant date fair value estimated in accordance with the original provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and for all share-based payments granted after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FASB Statement No. 123(R).

Recently Issued Accounting Pronouncements — In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*. This interpretation of FASB Statement No. 109, *Accounting for Income Taxes*, contains guidance on the recognition and measurement of uncertain tax positions. HIC adopted FIN No. 48 on January 1, 2007. HIC recognizes the impact of a tax position if it is more likely than not that it will be sustained upon examination, based on the technical merits of the position. The adoption of FIN No. 48 was not significant to HIC's financial condition.

FASB Statement No. 157 — Fair Value Measurements (Statement No. 157) — In September 2006, the FASB issued Statement No. 157. This Statement establishes a common definition for fair value to be applied to GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. HIC adopted Statement No. 157, effective January 1, 2008. The impact of this new pronouncement was not material to HIC's financial condition.

FASB Statement No. 158, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106, and 132R (Statement No. 158) — In September 2006, the FASB issued Statement No. 158, as an amendment to FASB Statements No. 87, 88, 106, and 132R. HIC adopted the recognition provisions of Statement No. 158 at December 31, 2006. In addition, Statement No. 158 requires a fiscal year end measurement of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. HIC has elected the "two-measurement approach" to transition to a fiscal year-end measurement date. The impact of transitioning to a fiscal year-end measurement date of January 1, 2008, was not material to HIC's financial condition.

FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Statement No. 159) — In February 2007, the FASB issued Statement No. 159. This Statement permits entities to choose to measure financial instruments and certain other financial assets and financial liabilities at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. HIC adopted Statement No. 159, effective January 1, 2008. The impact of this new pronouncement was not material to HIC's statement of financial condition.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and deposits with The Huntington National Bank (HNB), which can be liquidated without prior notice or penalty. Cash in the amount of $1,752,872 was held in HNB deposit accounts at December 31, 2007.

3. CASH SEGREGATED FOR REGULATORY PURPOSES

Cash of $322,626 has been segregated in reserve bank accounts for the exclusive benefit of customers required by Rule 15c3-3 under the Securities Exchange Act of 1934.

4. SECURITIES OWNED AND SECURITIES SOLD — NOT YET PURCHASED

Securities owned and securities sold — not yet purchased at December 31, 2007, consisted of the following:

Security	Securities Owned	Securities Sold — Not Yet Purchased
Money market mutual funds	$38,189,057	$ -
State and municipal government obligations	2,176,512	
U.S. and Canadian government and government agency obligations	50,200	610,890
Corporate obligations	57,626	
Total	$40,473,395	$610,890

Money market mutual funds consist of investments in Huntington money market mutual funds.

5. INCOME TAXES

HIC is included in the consolidated federal income tax return of HBI. HBI's consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. Under its tax-sharing agreement with HBI, HIC provides and remits income taxes to or receives an income tax benefit from HBI.

At December 31, 2007, the net deferred tax assets are included in other assets, and the significant components of deferred tax assets and liabilities are as follows:

Deferred tax assets:	
Pension and other employee benefits	$1,291,421
Accrued expenses	128,699
Other	9,061
Total deferred tax assets	1,429,181
Deferred tax liabilities:	
Premises and equipment	465,038
State income taxes	51,455
Other	23,012
Total deferred tax liabilities	539,505
Net deferred tax assets	$ 889,676

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

HIC clears securities transactions through NFS on a fully disclosed basis. HIC's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to HIC. HIC does not anticipate nonperformance by customers in the above situations. HIC, through NFS, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. HIC's policy is to monitor its market exposure and counterparty risk. In addition, HIC has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

HIC is also engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HIC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HIC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

7. RELATED-PARTY TRANSACTIONS

HBI and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HIC. Eligible employees of HIC participate in the employee benefit programs of HBI. In addition, officers and other key employees of HIC are covered under HBI's share-based compensation plans. At December 31, 2007, approximately $2.0 million was included in other assets relating to HIC's funding contributions in excess of the allocated pension expense for the HBI defined benefit pension plan.

HIC earns fees from proprietary mutual funds sponsored by HNB and earns fees related to the sale and on-going administration of HNB asset-managed accounts.

8. NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HIC is required to maintain minimum net capital, as defined under such rule. At December 31, 2007, HIC had regulatory net capital of $25,419,168 or an excess of $24,316,833 over required net capital of $1,102,335 (the greater of $250,000 or 6.667% of aggregate indebtedness). In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1,500%, of net capital. At December 31, 2007, the ratio of aggregate indebtedness to net capital was 65%.

* * * * * *

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

February 28, 2008

To the Board of Directors and Stockholder of
The Huntington Investment Company
Columbus, OH

In planning and performing our audit of the statement of financial condition of The Huntington Investment Company (the "Company"), a wholly owned subsidiary of Huntington Bancshares Incorporated, as of December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would be necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END